EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

July 22, 2010

TSX Venture Exchange:    EMR

 US OTC:    EGMCF.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD EXTENDS LEASE AND OPTION TO PURCHASE AGREEMENT FOR THE IDAHO-MARYLAND PROPERTY

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has completed a new two year extension agreement (the “Extension”) to the Lease and Option to Purchase Agreement (the “BET Agreement”) with the BET Group.  The BET Agreement covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with Emgold’s core gold asset, the Idaho-Maryland Project in Grass Valley, CA.  The lease period of the BET Agreement will be extended from February 1, 2011 for an additional two years to February 1, 2013.  Lease payments during the extension period will be US$30,000 per quarter.

The current lease extension of the BET Agreement, from February 1, 2009 to February 1, 2011, required quarterly payments of US$30,000 per quarter in 2009 and US$60,000 per quarter in 2010.  Emgold is also pleased to announce that the BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to US$30,000 per quarter.  The amount of the deferral, totaling US$120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013.  The US$120,000 will be subject to an interest calculation at 5.25% compounded annually.  Emgold will have 90 days to bring any outstanding quarterly lease payments on the Property current.

David Watkinson, President and CEO of Emgold stated, “We would like to thank the BET Group for their continued support of the Company and the Idaho-Maryland Project.  The extension of the lease period was critical to allow the Company sufficient time to complete the Environmental Impact Report and obtain the Conditional Mine Use Permit for the Project prior to having to commit to purchasing the Property.  The deferral of the quarterly payments for 2010 reduces the Company’s existing accrued liabilities and future quarterly payments for 2010.  The reduction in future quarterly payments for 2011 and 2012 will significantly lower our operating costs through the remainder of the permitting process.  This will allow Emgold to focus our resources on moving forward and completing the permitting process for the Idaho-Maryland Project”.

The Idaho-Maryland Mine was historically the second largest gold mine in California, producing 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton.  It is adjacent to the historic Empire Mine, Newmont Mining Corporation’s first operating gold mine and historically California’s largest gold mine, producing 5.8 million ounces of gold.  Newmont retains the mineral rights to the Empire Mine.  The Grass Valley Mining District produced over 17 million ounces of gold from 1850 to 1956.  The Idaho-Maryland Mine and Empire Mine shut down in 1956 due to the fixed price of gold at US$35 per ounce and rising labor and supply costs after WWII.  The Idaho-Maryland Project contains a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold and an inferred resource of 1,002,000 ounces of gold.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson

President & CEO

For further information please contact:

Tel: (530) 271-0679

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.